FILER:

 COMPANY DATA:
 COMPANY CONFORMED NAME: ALLIANT ENERGY CORPORATION
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION: ELECTRIC AND OTHER SERVICES COMB. [4931]
 IRS NUMBER:                  391380265
 STATE OF INCORPORATION:      WI
 FISCAL YEAR END:             12/31

 FILING VALUES:
 FORM TYPE:                   35-CERT
 SEC ACT:
 SEC FILE NUMBER:             070-9317
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                    222 WEST WASHINGTON AVENUE
 CITY:                        MADISON
 STATE:                       WI
 ZIP:                         53703
 BUSINESS PHONE:              608-252-3311

 MAILING ADDRESS
 STREET 1:                    P. O. BOX 192
 CITY:                        MADISON
 STATE:                       WI
 ZIP:                         53701-0192


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
January 1, 2001 through March 31, 2001

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

 ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and IES Utilities Inc. ("IESU"), Interstate Power Company ("IPC"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from January 1, 2001 through March 31, 2001 (the "Reporting Period"):

     1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                           Maximum
                          Maximum           Other            Maximum
                        Money Pool        Short-Term         Total                 SEC
Company                 Borrowings        Borrowings        Borrowings             Limit
IESU                    128,569,447         0.00            128,569,447          150,000,000
IPC                      78,613,549         0.00             78,613,549          100,000,000
WP&L        (*)          46,585,255         0.00             46,582,255               NA
SERVICES                 44,393,946         0.00             44,393,946          100,000,000

 (*) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only.

     2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 6.08 %.


     3. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting
Period, and its SEC limit as of the end of the Reporting Period, were as follows:

           Maximum              Maximum           Maximum
           Loans to            Corporate         Short-Term         SEC
           Money Pool          Borrowings        Borrowings        Limit

AEC       230,714,744         206,032,820       361,285,000      475,000,000


     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December 15, 2000, permitting said Application-Declaration to become effective.


 DATED: May  14, 2001

      ALLIANT ENERGY CORPORATION
      IES UTILITIES INC.
      INTERSTATE POWER COMPANY
      WISCONSIN POWER AND LIGHT COMPANY
      ALLIANT ENERGY CORPORATE SERVICES INC.

      BY:  ALLIANT ENERGY CORPORATION



      BY: _________________________________
      Edward M. Gleason
      Vice President, Treasurer
      and Corporate Secretary